OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Alliance Semiconductor Corporation

Full Name of Registrant
N/A

Former Name if Applicable

4633 Old Ironsides Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company has been transitioning to a significantly reduced team of part-time administrative employees and consultants. Additional time is required in order to complete the Company’s consolidated financial statements as of and for the quarter ended June 30, 2008. At this time the Company anticipates being able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 within five calendar days following the prescribed due date of such report, and in any event intends to file such report as soon as practicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Karl H. Moeller, Jr.	(408)	855-4900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss for the fiscal quarter ended June 30, 2008 of approximately $0.02 per share. Net income per share for the corresponding period for the previous fiscal year was $0.11. The anticipated loss for the quarter ended June 30, 2008 relates primarily to the sale of ordinary shares of Tower Semiconductor Corporation during such quarter at prices less than the carrying value of those shares at March 31, 2008. The Company does not believe that period-to-period comparisons of its results of operations are necessarily meaningful, given its previously reported departure from the semiconductor business, subsequent sale of investments and other assets, and distribution of cash to shareholders through special dividends. Accordingly, the Company does not believe that period-to-period comparisons of its results of operations should be relied upon as indications of future performance.
This Notification on Form 12b-25 contains forward-looking statements, including statements regarding t he Company’s financial results for the quarter ended June 30, 2008 and the Company’s ability to file its related Quarterly Report on Form 10-Q within the 5-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company’s independent accountants of their review of the Company’s financial statements for the quarter ended June 30, 2008 and unexpected delays which the Company may incur in connection with the preparation of the Quarterly Report.

Alliance Semiconductor Corporation
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2008	By	/s/ MELVIN L. KEATING

Melvin L. Keating
President and Chief Executive Officer